

INVEST IN **NEONMOB**

A new way to collect art and support artists online

neonmob.com   Seattle, WA

Featured Investors

Cara Urban ✔

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As a collector and supporter of art and artists — as well as passionate, committed online communities — I'm very excited to see where NeonMob can go in the future.

I've known Carly and her team for over a decade, and I have a huge amount of respect for her technical and business skills. I signed up for NeonMob when they took over, and though it wasn't the sort of game I usually play, I found it to be a really unique way to express myself, find new artists, and collect the art of artists I already love.

Everyone involved genuinely cares about both artists, and the networks and conversations that can grow around what they make. Carly understands better than most how an audience of avid online fans hopes to connect with creators and their creations. She's using that knowledge to create a game experience that helps both committed gamers and art enthusiasts become an active, ongoing part of their favorite artists' stories — and create their own stories along the way.

This is a cool new approach that could really change the world of online art. I'm thrilled to support it, and hope you will as well!

and hope you will as well.

Invested $5,000 this round

Highlights

1. People value human-made art; art online is a $30B+ industry, but it needs a better business model.
2. NeonMob is a live game with $200k revenue run rate and 100% revenue growth in last 6 months.
3. NeonMob players spend $3-5 per user per month; extremely high for a free-to-play game
4. NeonMob players are passionate - nearly 50% DAU/MAU places it as a daily habit app
5. Recent partnerships include prominent artists like Jasmine Beckett-Griffith and Amy Brown
6. Founder is a 14-year ex-Amazon engineer and key leader on new initiatives in retail and devices
7. The team has long history in online art & gaming communities, including game design & moderation

Our Team



Carly Rector Founder & CEO

Carly was an engineer at Amazon for 14 years, including on flagship retail features like



"Customers Also Bought" and as technical and product lead for key new initiatives. She is the founder and inventor of CO2ign, a technology for signed digital art.

Dane Overin Content Manager

Digital Art needs a new business model

It's always been hard for digital artists to make a living, but in the past three years it's become almost impossible.

Digital artists' work - illustration, concept art, animation, and more - is the core of massive amounts of incredible media. However, stable roles for artists are scarce, and getting scarcer with recent layoffs and trends in generative AI. Independent digital artists work on commission or monetize their work in indirect ways, like prints and merchandise or patronage systems - but with low prices and even lower margins, most of these artists make very little.

BEING AN ARTIST
EXPECTATIONS
REALITY
I get paid for drawing, this is a dream!
REPOSTING WITHOUT CREDIT
PLAGIARISM
COPYRIGHT VIOLATION



An artistic representation of what it's like to be an artist online, by @eleth_art on Twitter, used with permission

With art theft online increasing every day and changes to social media sites causing artists to struggle to reach an audience, it's no wonder many digital artists have considered packing up for good. More and more, we're losing artists and art because being a creator is just not sustainable.

A recent poll on Twitter by RJ Palmer showed the majority of digital artists make less than $20k a year from their art.

RedBubble's marketplace has 700k selling artists and sold $467M of merchandise in 2023

Those artists received an average of just $124 per artist

The NFT bubble caused a new surge in art theft – OpenSea reported that over 80% of mass-listed NFTs on their platform were plagiarized works, fake collections, and spam

Major AI models were trained on billions of images scraped from the web without permission, meaning artists' own work is being used to replace them

See: Sources (1-4)

Even when people sincerely want to give artists money for their art, they find it can be hard to do. Digital artists have to do a lot of extra work to make things people can buy, and since those things often don't make the artist much money, many artists don't even bother to offer them.

We believe there's hope!

At the same time that artists struggle to grow their audience, there are people online who want to support human artists but struggle to know how. There's a massive community angry at money-grabbing NFT scams, repulsed by bland and derivative AI images built on unwilling artists' work, and eager for authentic experiences that allow them to connect with creators.

Free-to-play for digital art



NEONMOB'S VISION FOR

THE FUTURE OF DIGITAL

FREE TO COLLECT

FUN & INTERACTIVE

ARTIST ROYALTIES

DIGITAL

Art

COLLECTOR GALLERIES

CUSTOM DISPLAYS

There can be a way to support artists even when their art is freely available online. The video game industry makes about $100 billion a year on games that are available for free to play. Players are more than willing to pay for customizations, preferred characters, designs, and extras, even (or especially) when the game itself is free.


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'Genshin Impact' ends 2022 with $4 billion in global revenue
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January 4, 2023 · 2 min read
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Published by Evgeny Obedkov
Tags: Epic Games, Fortnite



See: Sources (5,6) Genshin Impact and Fortnite are both free to play

We believe the free-to-play approach can work for art too.

In order to do that, we're making collecting art online into "play." Collecting digital art can be a fun, surprising, and social activity, rather than just scrolling and right-clicking images.

That's where NeonMob comes in

NeonMob is a free digital art trading card game where artists create their own virtual "card series." You can play NeonMob now - for free! - and join our 50k+ other players and 13k+ artists.



Personal Pocket Gallery



When you collect art on NeonMob, you open packs to find rare cards, trade with your friends, complete sets, earn achievements, and curate your own showcase for people to admire. It's like a personal art gallery combined with the randomized collecting fun of a trading card game!

Players can buy subscriptions and in-game currency for improvements and rarer cards, and artists are paid royalties for any currency spent on packs of their work.

NeonMob: History and traction

NeonMob was launched in 2012, with an iOS app added in 2016 and Android in 2021. In April 2023, we had the opportunity to acquire NeonMob, in serendipitous timing that both allowed the amazing platform and community to live on and was a huge leap forward for our vision for art online.

Since then, we've made a number of changes to the platform to increase focus on supporting artists and improve the platform's overall monetization (which also helps pay artists more royalties!) Major changes have included improved **game economics**, an **updated policy on generative AI**, a **sweep of inactive accounts** that made older "out-of-print" art available again via **Encore Series**, and the **Hero Artist program**, which offers artists extra benefits and revenue in exchange for promotion. Our changes have received an extremely positive response from the community, and with that increased community support, revenue has more than doubled.

Monthly Revenue

— Pre-Acquisition — Post-Acquisition

$25,000



Revenue has doubled since our acquisition

In particular, we've seen evidence that artist promotion can bring in new collectors who want to support artists - with money. The 6000+ collectors who joined since we took over have spent $7 on average, while collectors referred by Hero Artists have spent $30 on average. (Note that both those numbers are incredibly high for a free-to-play game, which tend to average under $1 spend!) Those collectors stick around more, too; Hero Artist referrals have over 30% 30-day retention, compared to around 12% for all new users.

Vision for the future (of art)

NeonMob is a solid platform with a passionate community, but it's not currently the future of art. Here are some major roadmap items to expand NeonMob from a niche collecting community into a true digital art collection:

- **Expanded, customizable showcases**: Currently, your "Showcase" is a selection of 8 cards on your collection profile. We want your Showcase to be a personal art gallery you can curate and design - including a full-page view, drag-and-drop organization, color customization, special design features, and multiple galleries. Extra functionality will be available for Pro subscribers, and cosmetic upgrades for credit purchase (with artist royalties).

- **More things to do with your collection**: Although opening packs is exciting, we want to give people more fun ways to enjoy great art, even when they're done collecting a series. We plan to implement mini-games to play with your art (that earn carats) and ways to use your collection off the platform - for example, showing your favorites on your phone lock screen or TV screensaver. Extra functionality will be available for Pro subscribers.

- **Improved UX + app experience**: The NeonMob website has very mature functionality for managing your collection and trading, with a user-made browser script offering even more improvements. The iOS and Android apps have the more sparkly pack-opening experience, but otherwise they lag behind in features. We want to improve the apps and update the web visuals.

- **More collabs**: The art in comics, animation, video games, and tabletop RPGs is often a large part of the appeal. And yet, it's not easy for fans to "keep" or "collect" their favorite art and support the artists directly. By building series of art from existing assets, it can expose art to a new audience, bring more attention to the artist, and make more money for everyone involved - for minimal additional effort.

- **Verifiable ownership off the platform**: [CO2ign](#) is our proprietary technology for "digital signing" that puts a signature in the metadata of the file itself (and therefore doesn't require blockchain/NFTs to verify "ownership"). With CO2igned art, you can download a file and use it on other platforms while maintaining artist credit and showing that you actually supported the artist.

- **Content credentials**: To combat theft and increase transparency on AI use going forward, there need to be better mechanisms to know where work came from and how it was created. Projects like the [Content Authenticity Initiative](#) provide a way to encode proof of how a piece was created and by who, and as more tools exist for creators to take advantage of this, we'll display content credentials prominently.

Opportunity Size

"Digital art" as an industry doesn't yet exist in this sense - recreational art collection that pays artists for their work. The closest comparisons include online sales of physical art, mobile gacha/collecting games, physical trading cards, and art NFTs, all of which are also multi-billion dollar industries.



Comparable total markets

$11B
Online sales of physical art

$9B
Gacha games

$6B
Physical trading cards

$1.5B
Art NFTs

Estimated addressable market

6M
Est. paying audience

X

$55.55
Monthly revenue per paying user

=

$4B
Potential yearly revenue

From a bottoms-up perspective, the most popular artists online have millions of followers, and the biggest gacha games and TCGs can have 40-60 million players. We believe our target audience is about the order of magnitude of the largest artists, or around 10-15% of these larger games - around 6 million collectors. Based on our current monetization metrics, this can be a 4 billion dollar opportunity.

Artist & Collector Testimonials

Arte @LacedEclipse · Jun 30
I've been part of this site for a while now, and I actually love that this site gives me the option to hoard pretty art without it taking up any physical space and that the site supports its creators!

🗨   ⇄   ♡ 2   ᵢₗᵢ 35   🔖 ⤒

Jess.P @gurglemonkey · Jun 27
There is so much to love about Neonmob! It's been one of my favourite ways to relax at the start & end of every day for many years now. It scratches my collecting itch, introduces me to amazing art & artists, and has a wonderful community as well. Even my 5 year old loves it! ❤️

🗨   ⇄ 1   ❤ 6   ᵢₗᵢ 105   🔖 ⤒











From an artist on the first day of their first series release:

> *I love the feeling of like seeing that folks have already hit the core milestones and stuff and the list of collectors is so long already! This is the largest audience that's ever been interested in my art so far and it's so wonderful, thank again for accepting my project! It means the world!*

Art credits

Envelopes in header image:

- **Watercolor Works by Amy Brown**

- **t̶e̶c̶h̶ ̶n̶o̶i̶r̶ by Jarid Scott**

- **Isolated Lands by LilBettsy**

- **Clouds Pixel Art by Murillo**

- **Futurism by Francesca Harvie**

- **Becca the Black Cat by Reyna Pelcastre**

- **Birthday Cake by Zaid Al-Taie**

Skyscraper in opportunity sizing:

- **Mr. W's Skyscraper Catalog by Guillaume Kurkdjian**

Sources

- 1: RJ Palmer Twitter Poll:
  https://twitter.com/arvalis/status/1582882755339161600

- 2: Redbubble Shareholders Report:
  https://shareholders.redbubble.com/site/pdf/5cb41ecc-e3d2-45e2-a4b4-5c8fa0b6c42e/FY2023-Annual-Report.pdf

- 3: OpenSea stats: https://www.vice.com/en/article/wxdzb5/more-than-80-of-nfts-created-for-free-on-opensea-are-fraud-or-spam-company-says

- 4: AI Training dataset size: https://laion.ai/blog/laion-5b

- 5: Genshin Impact 2022 Revenue: https://news.yahoo.com/genshin-impact-ends-2022-4-234535658.html

- 6: Fortnite lifetime revenue:
  https://gameworldobserver.com/2023/11/21/fortnite-revenue-20-billion-epic-games-donald-mustard